Exhibit 99.65

Condensed Consolidated Interim Financial Statements

September 30, 2021

Unaudited

(Stated in thousands of United States Dollars)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Stated in thousands of United States Dollars) (Unaudited)

		September 30,	December 31,
	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents		$51,627	$15,239
Receivables	5	1,482	1,528
Receivable from related parties	6	–	10,347
Inventory	7	–	4,417
Prepaids and deposits		2,599	2,927
Other assets	8	662	–
Assets included in disposal group classified as held for sale	3	50,863	–
Total current assets		107,233	34,458
Non-current assets
Restricted cash and cash equivalents	9	600	5,494
Long-term inventory	7	–	3,125
Property, plant and equipment	10	130,826	100,155
Total non-current assets		131,426	108,774
Total assets		$238,659	$143,232

LIABILITIES
Current liabilities
Accounts payable		$1,180	$14,060
Accrued liabilities		3,728	804
Taxes payable		–	952
Due to related parties		–	64,767
Loan payable to Premier Gold Mines Limited	11	–	70,496
Current provision for environmental rehabilitation	13	4	49
Current portion of other liabilities	14	–	332
Liabilities included in disposal group classified as held for sale	3	8,044	–
Total current liabilities		12,956	151,460
Non-current liabilities
Long-term debt	12	37	105
Provision for environmental rehabilitation	13	5,887	8,106
Other liabilities	14	12,569	100
Total non-current liabilities		18,493	8,311
Total liabilities		31,449	159,771

EQUITY
Share capital	15	250,100	10,218
Reserves		13,392	7,141
Deficit		(56,282)	(33,898)
Total equity		207,210	(16,539)
Total liabilities and equity		$238,659	$143,232

Subsequent events [Notes 3 and 26]
See accompanying notes to the unaudited condensed consolidated interim financial statements Approved by the Board of Directors and authorized for issue on November 9, 2021

"John Seaman" Director	"Ewan Downie" Director

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME / (LOSS) AND COMPREHENSIVE INCOME / (LOSS)
(Stated in thousands of United States Dollars, except for share data) (Unaudited)

		Three months ended September 30,		Nine months ended September 30,

	Note	2021	2020	2021	2020

Expenses
Exploration, evaluation, and pre-development	18	$3,130	$914	$5,940	$2,880
General and administrative	19	3,388	151	6,525	663
Restructuring cost	20	–	–	4,444	–
Property maintenance		117	111	273	344
Share-based payments	15	424	403	2,392	1,061
Income / (loss) before the following		(7,059)	(1,579)	(19,574)	(4,948)

Gain / (loss) on foreign exchange		(1,301)	(1,311)	(1,052)	1,670
Gain / (loss) on valuation of warrants	14	(3,633)	–	(3,098)	–
Environmental rehabilitation accretion	13	(15)	(11)	(39)	(45)
Other		70	(219)	34	(322)
Other income / (expense)		(4,879)	(1,541)	(4,155)	1,303

Related party interest expense	11	–	1,135	1,177	3,439

Income / (loss) before income taxes		(11,938)	(4,255)	(24,906)	(7,084)

Current tax expense		–	–	(200)	–

Income / (loss) from continuing operations for the period		(11,938)	(4,255)	(25,106)	(7,084)

Income / (loss) from discontinued operations for the period	3	2,598	3,049	11,554	7,654

Income / (loss) and comprehensive income / (loss) for the period		$(9,340)	$(1,206)	$(13,552)	$570

Basic and diluted income / (loss) per common share
From continuing operations	16	$(0.06)	$(8,846)	$(0.21)	$(14,728)
From discontinued operations	16	0.01	6,339	0.10	15,913
Basic and diluted income / (loss) per share	16	(0.05)	(2,507)	(0.11)	1,185

Weighted average number of common shares outstanding
Basic and diluted	16	190,764,885	481	121,292,230	481

See accompanying notes to the unaudited condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Stated in thousands of United States Dollars) (Unaudited)

		Three months ended September 30,		Nine months ended September 30,

	Note	2021	2020	2021	2020
OPERATING ACTIVITIES
Loss for the period		$(11,938)	$(4,255)	$(25,106)	$(7,084)

Items not affecting cash
Depletion, depreciation and amortization		80	56	228	170
Non-cash share-based payments	15(f)	424	(191)	2,392	468
(Gain) / loss on foreign exchange		1,299	1,311	1,130	(1,670)
Loss on valuation of warrants		3,633	–	3,098	–
Other		15	228	39	357
Related party interest expense	11	–	1,135	1,177	3,439
Change in non-cash working capital balances related to operations	17	1,364	(797)	1,913	2,751
Cash used in operating activities of continuing operations		(5,123)	(2,513)	(15,129)	(1,569)
Cash provided by / (used in) operating activities of discontinued operations		(7,114)	8,829	9,499	(12,429)
Cash provided by / (used in) operating activities		$(12,237)	$6,316	$(5,630)	$(13,998)

INVESTING ACTIVITIES
Capital expenditures on property, plant and equipment	10	(609)	(3)	(1,060)	(24)
Acquisition of Granite Creek	1(b)	(30)	(50)	(23,230)	(50)
Purchase of investments	8	–	–	(662)	–
Cash used in investing activities of continuing operations		(639)	(53)	(24,952)	(74)
Cash used in investing activities of discontinued operations		(1,068)	(436)	(2,785)	(1,005)
Cash used in investment activities		$(1,707)	$(489)	$(27,737)	$(1,079)

FINANCING ACTIVITIES
Proceeds from shares issued in equity financing	1(a)	–	–	63,724	–
Proceeds from shares issued in private placement	15(b)	–	–	11,760	–
Share issue costs		(4)	–	(2,171)	–
Stock option exercises		–	–	1,713	–
Proceeds on loan from Equinox	12	–	–	20,750	–
Repayment of loan from Equinox	12	–	–	(20,750)	–
Related party interest paid	11	–	(1,552)	(1,177)	(3,871)
Repayment of lease liability		(22)	(21)	(67)	(61)
Cash provided by / (used in) financing activities of continuing operations		(26)	(1,573)	73,782	(3,932)
Cash provided by / (used in) financing activities		$(26)	$(1,573)	$73,782	$(3,932)

Change in cash and cash equivalents during the period		(13,970)	4,254	40,415	(19,009)
Cash and cash equivalents, beginning of the period		70,089	2,950	15,239	26,213
Effect of exchange rate changes on cash held		(1,131)	–	(666)	–
Cash and cash equivalents, end of the period		$54,988	$7,204	$54,988	$7,204

Supplemental cash flow information [Note 17] See accompanying notes to the unaudited condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Stated in thousands of United States Dollars, except for share data)

(Unaudited)

		Share Capital
Issued and outstanding	Note	Number of shares	Share capital	Equity settled employee benefits	Deficit	Total equity
Balance as at December 31, 2019		481	$10,218	$6,800	$(31,124)	$(14,106)
Equity settled share-based payments		–	–	341	–	341
Income for the period		–	–	–	570	570
Balance as at September 30, 2020		481	10,218	7,141	(30,554)	(13,195)
Loss for the period		–	–	–	(3,344)	(3,344)
Balance as at December 31, 2020		481	10,218	7,141	(33,898)	(16,539)
Shares issued to Premier to settle intercompany	1(c)	1,133	140,395	–	–	140,395
Transfer of Premier USA shares to the Company	1(a)	(1,614)	(150,613)	–	–	(150,613)
Shares issued to Premier on transfer of Premier USA Shares	1(a)	137,624,461	144,851	4,384	–	149,235
Exercise of stock options	15(d)	1,345,200	2,819	(909)	–	1,910
Share based payments	15(f)	–	–	2,776	–	2,776
Shares issued in equity financing	15(b)	30,914,614	60,841	–	–	60,841
Shares issued in private placement	15(b)	5,479,536	11,760	–	–	11,760
Shares issued on acquisition of Granite Creek	15(b)	13,036,846	27,000	–	–	27,000
Shares issued on land acquisition	15(b)	2,430,488	5,000	–	–	5,000
Share issue costs		–	(2,171)	–	–	(2,171)
Loss on settlement of shareholder loan	1(c)	–	–	–	(8,832)	(8,832)
Loss for the period		–	–	–	(13,552)	(13,552)
Balance as at September 30, 2021		190,831,145	$250,100	$13,392	$(56,282)	$207,210

See accompanying notes to the unaudited condensed consolidated interim financial statements

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

1.	NATURE OF BUSINESS

i-80 Gold Corp ("i-80 Gold" or the "Company"), is a Nevada focused, growth-oriented gold and silver producer engaged in the exploration, development and production of gold and silver deposits. The Company recently completed an asset exchange with Nevada Gold Mines and the acquisition of the Ruby Hill Mine (Refer to Notes 3 and 26) adding to its other principal assets, a 100% interest in the Granite Creek Project and a 100% interest in the McCoy-Cove Project.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and its head office is located at Suite 460, 5190 Neil Road, Reno, Nevada, 89502.

(a)	Plan of Arrangement with Equinox Gold

On December 16, 2020, Premier Gold Mines Limited ("Premier") and Equinox Gold Corp. ("Equinox Gold") announced that the companies entered into a definitive agreement (the “Agreement”) whereby Equinox Gold would acquire all the outstanding shares of Premier (the “Transaction”). Concurrently, Premier would spin out its U.S. assets and operations which are included in the entities listed in Note 2(b) to a newly formed Canadian domiciled company i-80 Gold. On closing of the Transaction, existing Equinox Gold and Premier shareholders would own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier would own 30% and 70% of the Company, respectively, on an issued share basis.

On February 23, 2021, Premier's securityholders voted to approve the Transaction. By approving the Transaction, Premier securityholders also approved the spin out to its shareholders shares of the Company.

On March 18, 2021, the Company completed its private placement offering of 30,914,614 subscription receipts at a subscription price of C$2.60 for aggregate gross proceeds of approximately C$80.4 million.

Concurrently with the Company's offering, Equinox Gold advanced to the Company a $20.75 million bridge loan that was used by the Company for the purposes of making a $20.75 million cash deposit with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project. The loan matured and was repaid within 10 days following the closing of the Transaction in accordance with the agreement.

The Transaction closed on April 7, 2021. Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at market acquisition based on the 10 day volume weighted average closing prices for both Equinox Gold and Premier shares on the TSX; and 0.4 of a share of the Company for each Premier share held.

On April 7, 2021, just prior to the completion of the spin out of Premier by way of a Plan of Arrangement (“the Arrangement”), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of the investment, $150.6 million (1,614 common shares) offset by $4.4 million allocated to the equity settled employee benefits reserve for replacement options, $0.9 million for the transfer of the South Arturo silver stream, and $0.5 million for replacement warrants issued pursuant to the Arrangement resulting in $144.9 million in equity.

In accordance with the terms of the Arrangement, the Company and Equinox Gold exchanged existing Premier stock options at the same ratio as shareholders received on the distribution of the Company to Premier shareholders and as such, the Company issued 0.4 of a stock option for each Premier option held. This resulted in 5,722,000 replacement options to option holders on record as of April 7, 2021, at an average option price of C$1.88. The replacement options were valued at $4.4 million and reduced the investment in Premier USA and were allocated to the equity settled employee benefits reserve.

Also, in accordance with the terms of the Arrangement, a portion of the existing Premier silver stream agreement and replacement warrants were also allocated to the Company. The resulting valuation of $0.9 million for the transfer of the South Arturo silver stream and $0.5 million for 800,000 replacement warrants reduced the investment in Premier USA and is included as other long-term liabilities of the Company.

Following the completion of the spin out on April 7, 2021, the subscription receipts were released from escrow and converted to common shares of the Company and were listed and posted for trading on the TSX. Trading in the Company's common shares commenced at the opening of the TSX on April 13, 2021, under the symbol “IAU”.

Note 2(a) describes the accounting for the Transaction.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

(b)	Acquisition and Purchase Agreements

Osgood Mining Company LLC Acquisition

On April 15, 2021, the Company, together with its subsidiary Premier Gold Mines USA Inc. ("Premier USA") completed the purchase agreement with affiliates of Waterton to acquire from Waterton all the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Granite Creek Project (formerly the "Getchell Project") in the Getchell gold belt near Winnemucca, Nevada. Consideration paid to Waterton consisted of (i) $23.0 million in cash, (ii) 13,036,846 common shares of the Company, (iii) warrants to purchase 12,071,152 common shares of the Company, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights including a payment to Waterton in the amount of $5.0 million upon the public announcement of a positive production decision related to the Granite Creek Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce. The common shares and warrants issued were subject to a statutory hold period under applicable Canadian securities legislation that expired on August 15, 2021.

The Osgood acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the Granite Creek Project mineral property. The components of consideration that were paid and the allocation to the net assets acquired is detailed in the table below:

Components of consideration paid:	$ million
Cash	$23.0
Common shares	27.0
Warrants	6.1
Transaction costs	0.3
$56.4

Allocated value:
Buildings and equipment	$0.4
Mineral properties	58.0
Reclamation and closure cost obligations	(2.0)
$56.4

For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management has not recognized a liability for contingent payments as the conditions required for these payments have not been met as of the date the assets were acquired.

Christison Purchase Agreement

On December 15, 2020, Premier USA entered into a definitive purchase agreement with the Christison Family Trust and Seven Dot Cattle Co. LLC to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) (collectively the “Christison Acquisition”) situated in Humboldt County, Nevada, for consideration consisting of $10 million in cash and $5 million in common shares of the Company. The mining claims are located adjacent to the Granite Creek Project.  During the fourth quarter of 2020 Premier USA paid $7.5 million in cash as consideration for the First Property. On May 10, 2021, Premier USA completed the acquisition of the Second Property for consideration of $2.5 million in cash and 2,430,488 common shares of the Company.

On completion of the transactions, the properties acquired in the Christison Acquisition and the Osgood Mining Company LLC acquisition have been combined under the Granite Creek Project.

(c)	Related Party Balances

In connection with the closing of the Transaction, all intercompany balances including the receivable from Premier, the payable due to Premier, and the intercompany note with Premier were settled with a combination of cash, a distribution of the Company's shares and a conversion to Premier equity prior to the spin out of the Company to i-80 Gold. The gold sale receivable from Premier was settled in cash other than $4 million which was distributed back to Premier in the form of a dividend subject to a 5% withholding tax. The payable due to Premier and the intercompany note with Premier were converted to 1,133 shares in the Company at a value of $140.4 million.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

In April 2021, the Company modified a portion of its intercompany note payable to Premier to change the repayment currency from CAD to USD. This modification resulted in the extinguishment of the original intercompany note and recognition of a new intercompany note, with the difference recorded directly in equity, as this transaction is with Premier in their capacity as a shareholder and is therefore outside the scope of IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments.

(d)	Financing Agreements

Also, in connection with the closing of the Transaction on April 7, 2021, the Company entered into an offtake agreement with OMF Fund II (O) Ltd. ("Orion") and a silver stream agreement with OMF Fund II SO Ltd. ("Nomad").

Offtake Agreement

Under the terms of the Offtake Agreement, the Company agreed to sell, and Orion agreed to purchase (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Company's Eligible Projects include the South Arturo Project, the Granite Creek Project, and the McCoy Cove Project. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced.

South Arturo Purchase and Sale Agreement (Silver)

The Company entered into a Purchase and Sale Agreement (Silver) (the "Stream Agreement") with Nomad, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream Area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery and will credit the remaining 80% against the liability. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The Stream Agreement is unsecured and the initial term of the agreement is 40 years.

(e)	COVID-19

The COVID 19 pandemic continues to affect all activity in 2021, with variants of the virus causing a surge in new cases. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken several measures to monitor and mitigate the effects of COVID 19, including safety and health measures for our employees and contractors (such as social distancing and working from home) and securing the supply of materials that are essential to our operations.

Most restrictions have been lifted in the State of Nevada, however, as a precaution to the recent increase in new cases attributable to the Delta variant, effective in late-July, 2021, the State adopted the latest guidance from the Centers for Disease Control and Prevention (“CDC”), which recommended that everyone, including fully vaccinated individuals, wear a mask in public indoor settings in counties with substantial or high transmission rates. Mining activities at South Arturo and exploration efforts at McCoy Cove and Granite Creek are continuing with no significant interruptions to date.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These unaudited condensed consolidated interim financial statements (the "Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these Financial Statements should be read in conjunction with the Company's and Premier USA’s audited financial statements for the year ended December 31, 2020.

The Financial Statements and management's discussion and analysis of the Company for the period ended September 30, 2021, were approved and authorized by the Board of Directors on November 9, 2021.

The accounting policies applied in the preparation of these Financial Statements are consistent with those applied and disclosed in the Company's and Premier USA's audited financial statements for the year ended December 31, 2020, and as discussed below.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's Financial Statements are consistent with those applied and disclosed in Note 2 of the Company's and Premier USA's audited financial statements for the year ended December 31, 2020, and as discussed below.

Basis of measurement and impact of the Arrangement

These Financial Statements have been prepared on a historical cost basis. Transactions occurring prior to the Arrangement on April 7, 2021, were derived from the accounting records of Premier Gold Mines USA Inc. (“Premier USA”). The financial information prior to April 7, 2021, is intended to be representative of the entities had i-80 Gold been operating them as a stand-alone entity, subject to i-80 Gold’s control, during this time. The financial information related to this period has been prepared by i-80 Gold’s management in accordance with IFRS and requires the use of significant judgments made in allocating reported amounts related to Premier USA. In the opinion of management, these Financial Statements reflect all adjustments necessary to present fairly the unaudited condensed consolidated interim statements of financial position and the unaudited condensed consolidated interim statements of net income (loss) and comprehensive income (loss) in accordance with IFRS.

Presentation of the unaudited condensed consolidated interim statements of financial position

The transfer of Premier USA’s assets and liabilities from Premier to i-80 Gold was recorded by the Company at the carrying amounts recorded in Premier USA’s unaudited interim condensed consolidated statement of financial position at the time of the transfer.

The assets, liabilities and equity on the unaudited condensed consolidated interim statements of financial position in the comparative period are directly attributable to Premier USA, and from April 7, 2021, to i-80 Gold.

Presentation of the unaudited condensed consolidated interim statements of income (loss) and comprehensive income (loss)

All revenue and operating expenses on the unaudited condensed consolidated interim statements of income (loss) and comprehensive income (loss) are directly attributable to Premier USA and from April 7, 2021, to i-80 Gold. General and administrative expenses recorded prior to the Arrangement have been determined based on actual expenses. Share-based compensation recorded by Premier USA prior to April 7, 2021, has been allocated to Premier USA based on the compensation of Premier USA employees. From April 7, 2021 to September 30, 2021 amounts recorded for expenses are based on amounts incurred by i-80 Gold and Premier USA.

Presentation of the unaudited condensed consolidated interim statements of changes in equity

For reporting periods prior to the Arrangement, Premier USA’s equity reflects the net assets of the stand-alone entity. At the close of the Arrangement, the carrying amount of the net investment of $10.2 million was transferred to the share capital of i-80 Gold along with the additional equity generated through the settlement of the intercompany balances in the amount of $140.4 million discussed further in Note 1(c).

(b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company is exposed to variable returns and has the ability to affect those returns through power to direct the relevant activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries will be de-consolidated from the date that control ceases.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

Subsidiary	Percentage of ownership	Property	Principal activity
Premier Gold Mines USA Inc.	100%	Holding	Mineral exploration
Premier Gold Mines Nevada Inc.	100%	Inactive	Mineral exploration
Au-reka Gold Corporation	100%	McCoy-Cove Rodeo Creek Tabor	Pre-development Mineral exploration Mineral exploration
Premier Goldbanks LLC	100%	Inactive	Mineral exploration
Goldcorp Dee LLC	100%	South Arturo	Production
Premier Rye LLC	100%	Inactive	Mineral exploration
Osgood Mining Company LLC	100%	Granite Creek	Pre-development

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(c)	Business combinations

For business combinations that are determined to be a combination of businesses not under common control, the consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition date fair values of the assets transferred, the liabilities assumed, and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition date fair value of any existing equity interest in the acquiree, over the acquisition date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount is recognized immediately as income in the statement of income (loss) and comprehensive income (loss).

For business combinations that are determined to be a common control transaction, it is necessary for management to use judgement in applying appropriate accounting treatment that will provide relevant and reliable information. For the Arrangement, management determined that the transaction was a common control transaction as Premier shareholders retained control of i-80 Gold and Premier USA, before and after the Arrangement. As a result, management determined that the most relevant and reliable information would be presented in the consolidated financial statements of i-80 Gold applying the predecessor value or book-value method, which records and consolidates the existing book values of the acquired assets and liabilities of the combined entities, rather than fair values, and no goodwill is recorded. In addition, the investment in the transferred subsidiary (Premier USA) transfers to the new parent (i-80 Gold) at the carrying value of Premier. For comparative presentation purposes, because Premier USA will continue to operate under i-80 Gold, comparative amounts will be retained and continue to be presented in the consolidated financial statements.

(d)	Change in functional and presentation currency

Management has determined that the functional and presentation currency of the Company is the USD. Management considered primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators including the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained. Although current and future cash inflows and outflows from both sales and expenditures may be in both United States dollars (“USD”) and CAD, the Company expects USD to be the primary currency by which its business is transacted.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

(e)	Financial instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company becomes a party to the contracts that give rise to them and are classified at amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in profit or loss.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method.

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVPL. A financial liability is classified as at FVPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

(f)	Share capital and warrants

Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of new shares or options are also shown in equity as a deduction.

The Company periodically issues units to investors consisting of common shares and warrants in non-brokered private placements or as additional consideration in a brokered financing or purchase transaction. Each whole warrant issued entitles the holder to acquire a common share of the Company, at a fixed Canadian dollar price over a specified term. These warrants are not transferable from the original investor to a new investor and are considered derivatives because their exercise price is in CAD whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as a liability at fair value with changes in fair value recognized in profit or loss with the Premier warrants that were replaced on the spin-out recorded as a reduction of equity. When investor or other warrants are exercised, the liability is revalued prior to derecognition with the change in fair value recognized in profit or loss, proceeds received are added to share capital and the liability is derecognized.

Holders of the Company's common shares will be entitled to receive dividends out of any funds legally available when, as and if declared by the Board. Each holder of the Company's common shares is entitled to one vote per share on all matters on which shareholders are generally entitled to vote. The Company's articles do not provide for cumulative voting in the election of directors.

(g)	Share-based compensation

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values or where fair value of the goods and services received is indeterminable estimated using an option pricing model. Where employees are rewarded using share-based payments, the fair values of employees' services are determined indirectly by reference to the fair value of the equity instruments granted. This fair value is determined at the grant date. In the comparative period all share-based payments have been granted by Premier and allocated to the Company.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to reserves.

Share Option Plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period based on the number of units estimated to vest. Vesting periods may range from immediate to five years. This expense is recognized as share-based compensation expense with a corresponding increase in equity reserves.

Restricted Share Unit Plan

Restricted share units ("RSU") are granted to eligible members of the Board of Directors, eligible employees and eligible contractors. The RSUs are settled in cash or equity at the option of the Company. The RSUs vest subject to an RSU award letter but no later than December 31, of the third calendar year following the service year determined based on date of grant. The RSUs granted are accounted for under the equity method where the RSU grant letter specifies settlement in shares.

Deferred Share Unit Plan

Deferred share units ("DSU") are granted to eligible members of the Board of Directors, eligible employees and eligible contractors. The DSUs are settled in cash or equity at the option of the Company. The DSUs vest subject to a DSU award letter but no later than December 31, of the third calendar year following the service year determined based on date of grant. The DSUs granted are accounted for under the liability method where the DSU grant letter specifies settlement in cash, and the equity method where the DSU grant letter specifies settlement in shares.

(h) Assets held for sale and discontinued operations

Non-current assets classified as held for sale are presented separately and measured at the lower of their carrying amounts immediately prior to their classification as held for sale and their fair value less costs to sell. Once classified as held for sale, the assets are not subject to depreciation or amortization.

Any profit or loss arising from the sale of a discontinued operation or its remeasurement to fair value less costs to sell is presented as part of a single line item, profit or loss from discontinued operations.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

In the absence of direct guidance from IFRS 5 or IFRS 3 regarding the treatment of transaction costs in the case of a disposal, the Company will defer these costs and recognize them against the gain or loss incurred upon closing of the transaction. The transaction costs will be classified in the asset held for sale line item until the transaction is closed and the related assets and liabilities are derecognized.

(i)	Significant accounting judgements and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.

The significant judgments and estimates used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include:

Osgood Mining Company LLC Acquisition

With regard to the acquisition of Osgood, management followed the guidance within IFRS 3 – Business Combinations and determined that the transaction should be accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to recording goodwill.

The Osgood transaction was recorded based on the total consideration paid for the assets. Total consideration paid in excess of the acquired assets’ book values represented the fair value of the net assets acquired and was attributable to the acquired mineral interests.

For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management has not recognized any liability for contingent payments as the performance conditions required for these payments had not been met as of the date the assets were acquired.

Asset retirement obligations

Management assesses the asset retirement obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amount currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future.

Valuation of financial instruments

Concurrent with the Transaction described in Note 1 of these Financial Statements, the Company issued warrants and completed certain financing agreements with Orion and Nomad that included an Offtake Agreement and a Stream Agreement.

Warrants

The Company issued warrants in connection with the Transaction as further described in Note 1 and Note 14(i) of these Financial Statements and are recorded within share capital. The warrants are considered derivatives because their exercise price is in CAD whereas the Company’s functional currency is in USD.  Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. In determining fair value, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's stock price, stock price variability, trading volumes and risk-free rates of return. The fair value of the warrants recognized on inception were calculated using Premier’s share price volatility and at September 30, 2021, using i-80 Gold's share price volatility.

Financing Agreements

The Company has determined that the offtake agreement does not contain any embedded derivatives and as such has not recorded a financial liability at this time.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

The Company has determined that the Stream Agreement represents a financial liability and has evaluated the liability under IFRS 9 and the valuation of financial instruments. In determining the fair value of the Stream Agreement management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's production profile, credit spread, and metal prices. Using the inputs above the Company used a discounted cash flow analysis to determine the present value of the financial liability.

Assets held for sale and discontinued operations

Significant judgement was required in the application of IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) regarding the Company’s 40% interest in the South Arturo asset classification as assets held for sale and classification as a discontinued operation.

Subsequent to September 30, 2021, the Company announced that it had entered into a definitive agreement with Nevada Gold Mines (“NGM”) whereby the Company acquired the Lone Tree and Buffalo Mountain gold deposits in exchange for (among other consideration) the Company’s 40% interest in the South Arturo property. Management determined that the South Arturo asset should be classified as held for sale as of September 30, 2021.

3.	DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

In October 2021, the Company and NGM completed an exchange agreement whereby the Company acquired the Lone Tree and Buffalo Mountain properties in exchange for the Company’s 40% interest in the South Arturo property. As a result, assets and liabilities allocable to the South Arturo assets were classified as a disposal group held for sale. Revenue and expenses, gains and losses relating to the discontinuation of South Arturo have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statement of profit or loss.

Operating profit of the South Arturo asset classified as held for sale is summarized as follows:

	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020
Revenue	$8,166	$9,333	$31,991	$28,588
Cost of sales	(4,374)	(4,794)	(17,207)	(16,346)
Depletion, depreciation and amortization	(467)	(699)	(1,691)	(3,408)
Mine operating income / (loss) from discontinued operations	3,325	3,840	13,093	8,834

Expenses
Exploration, evaluation, and pre-development	$560	$252	$1,034	$265
General and administrative	1	–	169	6
Income / (loss) from discontinued operations before the following	2,764	3,588	11,890	8,563

Environmental rehabilitation accretion	(15)	(10)	(44)	(36)
Other	(14)	4	(39)	85
Other income / (expense)	(29)	(6)	(83)	49

Income / (loss) from discontinued operations before income taxes	2,735	3,582	11,807	8,612

Current tax expense	(137)	(533)	(253)	(958)

Income / (loss) from discontinued operations for the period	2,598	3,049	11,554	7,654

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

The carrying amounts of assets and liabilities in this disposal group are summarized as follows:

September 30,
2021
ASSETS
Current assets
Cash and cash equivalents	$3,361
Inventory	3,184
Total current assets	6,545
Non-current assets
Restricted cash and cash equivalents	5,483
Long-term inventory	3,125
Property, plant and equipment	35,710
Total non-current assets	44,318
Total assets	$50,863

LIABILITIES
Current liabilities
Accounts payable	$3,539
Accrued liabilities	26
Taxes payable	111
Current provision for environmental rehabilitation	4
Total current liabilities	3,680
Non-current liabilities
Long-term debt	897
Provision for environmental rehabilitation	3,467
Total non-current liabilities	4,364
Total liabilities	$8,044

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and in banks including money market savings accounts and short-term deposits that have a one-year maturity but that are cashable within 30 days or less into a known amount of cash.

	September 30,	December 31,
	2021	2020
Cash and cash equivalents	$54,988	$15,239
Less cash and cash equivalents included in disposal group classified as held for sale	3,361	–
Total cash and cash equivalents	$51,627	$15,239

5.	RECEIVABLES

	September 30,	December 31,
	2021	2020
Recoverable taxes	$50	$–
Taxes receivable (i)	1,427	1,427
Other receivable	5	101
Total receivables	$1,482	$1,528

(i)	The receivable is Alternative Minimum Tax ("AMT") recoverable due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The Company has a total of $1.4 million in AMT credits which are expected to be fully realized by the Company in 2021 as a result of the Corona Virus Aid, Relief, and Economic Security ("CARES") Act which was enacted March 27, 2020.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

6.	RECEIVABLE FROM RELATED PARTIES

	September 30,	December 31,
	2021	2020
Premier Gold Mines Limited (i)	$–	$10,336
Minera Mercedes Minerales S. de R.L. de C.V. (ii)	–	11
	$–	$10,347

(i)	In the first quarter of 2021 and in the comparative period the Company sold refined metals to Premier under a transfer pricing agreement. All sales were at market prices. A trading margin of 1.8% was applicable in situations where Premier was required to perform significant sales and trading activities for the refined metals.

The Company recognized revenue for the period ended September 30, 2021 of $32.0 million ($28.6 million for the period ended September 30, 2020) from the sale of gold and silver under the transfer pricing agreement with Premier. The receivable in the comparative period was settled in during the first quarter of 2021 and in connection with the closing of the Transaction as further discussed in Note 1 of these Financial Statements. As discussed in Note 3 of these Financial Statements, revenues less costs to sell are included as part of a single line item, profit or loss from discontinued operations.

(ii)	In the first quarter of 2021 and in the comparative period the Company provided personnel to Minera Mercedes Minerales S. de R.L. de C.V. ("Mercedes"), a wholly owned subsidiary of Premier. The receivable in the comparative period was comprised of salaries and other recoverable expenses incurred in providing professional services to the Mercedes mine.

7.	INVENTORY

	September 30,	December 31,
	2021	2020
Finished goods	$190	$3,102
Work-in-process	313	–
Current ore stockpiles	2,681	1,315
Total current inventory	3,184	4,417
Long-term ore stockpiles	3,125	3,125
Sub-total inventory	6,309	7,542
Less inventory included in disposal group classified as held for sale	6,309	–
Total inventory	$–	$7,542

Inventory as of September 30, 2021, is included in the disposal group classified as held for sale.

8.   OTHER ASSETS

On May 11, 2021, the Company completed a subscription agreement to purchase common shares (the “Purchased Securities”) from 2766604 Ontario Ltd. (the “Issuer”), whereby the Company agreed to purchase 800,000 common shares at a price of C$1.00 per common share for aggregate of C$800,000. The issuer is not a reporting issuer for the purposes of National Instrument 45-102 – Resale of Securities and as such the common shares issuable pursuant to this offering will be subject to an indefinite hold until the Issuer becomes a reporting issuer for the purposes of National Instrument 45-102. The purpose of the investment is strategic in nature. As of September 30, 2021, the Company had an approximate 10% holding in 2766604 Ontario Ltd which is recorded at cost.

9.	RESTRICTED CASH AND CASH EQUIVALENTS

	September 30,	December 31,
Property	2021	2020
McCoy-Cove, Nevada (i)	$600	$600
South Arturo, Nevada (ii)	5,483	4,894
Sub-total restricted cash and cash equivalents	6,083	5,494
Less restricted cash and cash equivalents included in disposal group classified as held for sale	5,483	–
Total restricted cash and cash equivalents	$600	$5,494

(i)	The Company's wholly owned subsidiary, Au-reka Gold Corporation, has $0.6 million in restricted cash related to reclamation obligations associated with the McCoy-Cove Project in Nevada held in trust with Lexon Surety Group as security for the surety bonds.

(ii)	As of September 30, 2021, the Company has $5.5 million in restricted cash relating to the reclamation of the Company's 40% ownership of the South Arturo project, which is included in the disposal group classified as held for sale.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

10.	PROPERTY, PLANT AND EQUIPMENT

Cost	Mineral properties subject to depletion (i)	Mineral properties not subject to depletion (ii)	Buildings, plant and equipment	Total
Balance, December 31, 2019	$95,096	$75,744	$18,021	$188,861
Additions	1,174	7,814	43	9,031
Disposals	–	(309)	(162)	(471)
Change in estimate of asset retirement obligation	221	750	–	971
Transfers	46	(634)	588	–
Balance, December 31, 2020	96,537	83,365	18,490	198,392
Additions	1,517	64,029	1,430	66,976
Disposals	–	–	(3)	(3)
Change in estimate of asset retirement obligation	–	1,125	–	1,125
Classified as held for sale	(98,054)	(24,085)	(12,807)	(134,946)
Balance, September 30, 2021	$–	$124,434	$7,110	$131,544

Accumulated depreciation and impairment
Balance, December 31, 2019	$90,914	$–	$3,222	$94,136
Depletion, depreciation and amortization	2,384	–	1,845	4,229
Disposals	–	–	(129)	(129)
Balance, December 31, 2020	93,298	–	4,938	98,236
Depletion, depreciation and amortization (iii)	717	–	1,002	1,719
Disposals	–	–	(3)	(3)
Classified as held for sale	(94,015)	–	(5,219)	(99,234)
Balance, September 30, 2021	$–	$–	$718	$718

Carrying amounts
Balance, December 31, 2020	$3,239	$83,365	$13,552	$100,155
Balance, September 30, 2021	$–	$124,434	$6,392	$130,826

(i)	Mineral properties subject to depletion relates to the Company's 40% interest in the South Arturo mine in Nevada that is included in the disposal group classified as held for sale.

(ii)	Mineral properties not subject to depletion:
Project	December 31, 2020	Additions	Change in estimate of environmental provision	Transfers	Write-downs and disposals	Classified as held for sale	September 30, 2021
McCoy-Cove, Nevada	$52,213	$–	$(774)	$–	$–	$–	$51,439
Christison, Nevada	7,500	9	–	(7,509)	–	–	–
Rodeo Creek, Nevada	250	–	–	–	–	(200)	50
South Arturo, Nevada	23,402	483	–	–	–	(23,885)	–
Granite Creek, Nevada	–	63,537	1,899	7,509	–	–	72,945
	$83,365	$64,029	$1,125	$–	$–	$(24,085)	$124,434

Project	January 1, 2020	Additions	Change in estimate of environmental provision	Transfers	Write-downs and disposals	Classified as held for sale	December 31, 2020
McCoy-Cove, Nevada	$51,647	$17	$750	$–	$(201)	$–	$52,213
Christison, Nevada	–	7,500	–	–	–	–	7,500
Rye, Nevada	108	–	–	–	(108)	–	–
Rodeo Creek, Nevada	150	100	–	–	–	–	250
South Arturo, Nevada	23,839	197	–	(634)	–	–	23,402
	$75,744	$7,814	$750	$(634)	$(309)	$–	$83,365

South Arturo relates to mine development costs that have not yet been placed into production and is included in the disposal group classified as held for sale.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

(iii)	Depreciation, depletion and amortization on property, plant and equipment during the period ended September 30, 2021, and 2020 include amounts allocated to:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Depreciation, depletion and amortization	$–	$–	$–	$–
Recorded in exploration, evaluation and pre-development	49	27	139	83
Recorded in general and administrative	30	29	88	88
Recorded in property maintenance	–	–	–	–
Depreciation, depletion and amortization in discontinued operations	467	699	1,691	3,408
	546	755	1,918	3,579
Inventory movement	(78)	314	(199)	(360)
Total depletion, depreciation and amortization	$468	$1,069	$1,719	$3,219

(iv)       The Company’s leased assets include buildings and vehicles. Right-of-use assets include:

	Buildings	Vehicles	Total
Balance as at January 1, 2020	$170	$8	$178
Depreciation	79	5	84
Balance, December 31, 2020	91	3	94
Depreciation	58	3	61
Balance, September 30, 2021	$33	$–	$33

(a)	Impairment

The Company regularly reviews the carrying amount of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Mineral property interests are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. In the absence of other factors, a mineral property that has not been actively explored within the past three years and for which no future exploration plans exist will be considered to be impaired. There were no impairments recorded for the period ended September 30, 2021, and 2020.

(b)	Acquisitions and option agreements

Granite Creek Project

As disclosed in Note 1(b) the Granite Creek Project was acquired through the acquisition agreement with Osgood and Christison. The purchase price paid in 2021 was a combination of non-cash shares and warrants of $38.0 million and cash of $23.2 million. In 2020, $2.3 million in cash was paid on deposit to Waterton on the purchased of Osgood; and $7.5 million in cash was paid for the Christison Project, which was transferred into the Granite Creek Project in 2021.

Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka Gold Corporation entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Tabor Project located in Esmeralda County, Nevada, subject to initial earn-in option payments of $5.2 million and a firm commitment to spend $0.3 million towards exploration activities by the one-year anniversary date that the Company acquires an exploration permit on the property.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

(c)	Summary of mineral property Net Smelter Return ("NSR") royalties (at September 30, 2021)

Active properties	NSR (i)
McCoy-Cove, Nevada	1.5% NSR Maverix Metals Inc. 2% NSR Maverix Metals Inc.
Tabor, Nevada	2% NSR Nevada Select Royalty (Mustang Project) 3% NSR Renaissance
South Arturo, Nevada	4-9% Annual minimum royalty Franco-Nevada Corporation
Granite Creek	2-7.5% NSR Murphy 1-4% NSR Royal Gold / Duncan 3-5% NSR Royal Gold 2% NSR Franco-Nevada 2% NSR Franco-Nevada / Pinson S&G 10% Net Profits Nevada Gold Mines

Inactive properties	NSR
Rodeo Creek, Nevada	2% NSR Nevada Select Royalty Inc

(i) These royalties are tied to specific mining claims and may not apply to the entire property.

11.	LOAN PAYABLE TO PREMIER GOLD MINES LIMITED

An unsecured intercompany note in the amount of $70.5 million was issued pursuant to an asset transfer agreement dated May 30, 2016 between Premier USA and Premier in respect of the purchase and sale of all of the membership interests in Goldcorp Dee L.L.C. Interest accrued on the principal sum outstanding calculated at a rate of 6.25% per annum until the maturity date of June 29, 2021.

The intercompany note was settled in connection with the closing of the Transaction as further discussed in Note 1 of these Financial Statements.

12.	LONG-TERM DEBT

	Silver stream (i)	Lease liability (ii)	Equinox loan (iii)	Total
As at December 31, 2019	$–	$187	$–	$187
Principal repayment	–	(61)	–	(61)
As at September 30, 2020	–	126	–	126
Principal repayment	–	(21)	–	(21)
As at December 31, 2020	–	105	–	105
Fair value of silver stream contract on inception	853	–	–	853
Loan advance	–	–	20,750	20,750
Classified as held for sale	(897)	–	–	(897)
Principal repayment	(11)	(68)	(20,750)	(20,829)
Fair value adjustments	55	–	–	55
As at September 30, 2021	$–	$37	$–	$37

(i)	Silver stream

On April 7, 2021, the Company entered into a Stream Agreement with Nomad, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad will continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The principal repayment on the liability is variable based on 80% of the silver price applied to ounces delivered under the contract The Stream Agreement is unsecured and the initial term of the agreement is 40 years.

The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company as the agreement resulted from the Silver Stream Agreement with Nomad that existed with Premier prior to the spin-out. The initial fair value of the Silver stream recognized on inception was $0.9 million.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

The silver stream is tied to production from South Arturo and the fair value as of September 30, 2021 has been included in the disposal group classified as held for sale.

(ii)	Lease liability

Lease liabilities relate to leases on buildings, vehicles and machinery and equipment which have remaining lease terms between one and ten years and interest rates at 7.3% over the term of the leases.

The schedule of undiscounted lease payment obligations is as follows:

September 30, 2021
Less than one year	$39
One to five years	–
Total undiscounted lease liabilities	$39

(iii)	Equinox loan agreement

Equinox Gold advanced to the Company a $20.8 million bridge loan that the Company then advanced to Premier USA for the purposes of making a deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project as further described in Note 1(b) of these Financial Statements. The loan matured April 16, 2021, 10 days following the closing of the arrangement and bore interest at a rate of 5% per annum payable in arrears on the maturity date. The loan was secured against the assets of the Company, Premier and Premier USA, and subordinated to the security of Premier's existing secured creditors. The loan matured and the principal balance of $20.8 million along with accrued interest of $0.06 million was repaid through a combination of the Equinox Gold subscription receipts in the amount of $19.2 million and the remainder in cash following the closing of the Transaction.

13.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company's provision for environmental rehabilitation results from mining equipment and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for decommissioning the mill complex and related infrastructure, physical and chemical stability of the tailings area and, post-closure site security and monitoring costs. The Company considers such factors as changes in laws and regulations, and requirements under existing permits in determining the estimated costs. Such analysis is performed on an on-going basis.

The Company estimates that the undiscounted un-inflated future value of the cash flows required to settle the provision is $4.0 million for the McCoy-Cove Project, $8.7 million ($3.5 million at the Company's 40% share) for the South Arturo Mine project (included in the disposal group classified as held for sale) and $1.9 million for the Granite Creek Project. In calculating the best estimate of the Company's provision, management used risk-free interest rates ranging from 1.32% to 2.02%. A reconciliation of the discounted provision is provided below:

	Operating segment			Classified as held for sale
	McCoy-Cove	Granite Creek	Sub-total	South Arturo	Total
Balance, January 1, 2021	$4,728	$–	$4,728	$3,427	$8,155
New obligation	–	2,050	2,050	–	2,050
Change in estimate capitalized	(775)	(151)	(926)	–	(926)
Accretion expense	26	13	39	44	83
Balance, September 30, 2021	3,979	1,912	5,891	3,471	9,362
Less current portion	4	–	4	4	8
Long-term portion	$3,975	$1,912	$5,887	$3,467	$9,354

	McCoy-Cove	South Arturo	Granite Creek	Total
Balance, January 1, 2020	$4,068	$3,159	$–	$7,227
Change in estimate capitalized	750	221	–	971
Accretion expense	56	47	–	103
Reclamation expenditures	(146)	–	–	(146)
Balance, December 31, 2020	4,728	3,427	–	8,155
Less current portion	48	1	–	49
Long-term portion	$4,680	$3,426	$–	$8,106

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

14.	OTHER LIABILITIES

	September 30,	December 31,
	2021	2020
Warrant liability (i)	$12,569	$–
Share-based payment liability (ii)	–	432
Total other liabilities	12,569	432
Less current portion	–	332
Long-term portion	$12,569	$100

(i)	Warrant liability

In connection with the financing package discussed in Note 1 of these Financial Statements, the Company issued 7.73 million Common Share Purchase Warrants (“warrants”) which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until October 7, 2022. The warrants included a four month hold period.  The initial fair value of the warrants recognized on inception was $2.9 million.

In connection with the Transaction, the Company assumed a warrant liability for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date the Transaction.  On the exercise of the warrants, the Company will issue 800,000 shares of the Company in settlement.  The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company. The initial fair value of the replacement warrants recognized on inception was $0.5 million.

In connection with the Acquisition of Osgood as further described in Note 1(b) of these Financial Statements, the Company issued 12.1 million warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period.  The initial fair value of the warrants recognized on inception was $6.0 million.

The warrants are considered derivatives because their exercise price is in CAD whereas the Company’s functional currency is in USD.  Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the period ended September 30, 2021, the Company recognized an increase in the liability of $3.1 million.

The fair value of the warrants was calculated using the Black-Scholes option pricing model, if applicable taking into the account the four months hold restriction, and with the following weighted average assumptions:

September 30,
2021
Risk free rate	.18% - .69%
Warrant expected life	4 to 30 months
Expected volatility	50% to 57%
Expected dividend	0%
Share price	C$3.11

The fair value of the warrants recognized on inception, were calculated using Premier’s share price volatility, and at September 30, 2021, using i-80 Gold’s share price volatility.

(ii)	Share-based payment liability

The share-based payment liability of $0.4 million previously recorded in Premier USA, was settled as a result of the closing of the Transaction.

15. SHARE CAPITAL

(a)	Authorized share capital

At September 30, 2021, the authorized share capital consisted of an unlimited number of common shares without par value.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

(b)  Issued share capital

On April 7, 2021, just prior to the completion of the Arrangement discussed in Note 1(a), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of its investment, $150.6 million offset by $4.4 million allocated to the equity settled employee benefits reserve for replacement options, $0.9 million for the transfer of the South Arturo silver stream, and $0.5 million for replacement warrants issued pursuant to the arrangement.

On April 7, 2021, the Company issued 30,914,614 common shares at a price of C$2.60 per share completing the private placement discussed in Note 1(a). A cash commission was paid equal to 5.25% of the gross proceeds, other than (i) on proceeds from the sale of shares to Orion Mine Finance Group and any directors or officers of the Company or Premier for which the commission was reduced to 2.5% of the gross proceeds received and (ii) on proceeds from the sale of shares to Equinox, for which no commission was paid.

On April 14, 2021, the Company issued 13,036,846 common shares at a price of C$2.60 per common share for total gross proceeds of

$27.0 million (C$33.9 million) as part of the consideration on the acquisition of the Osgood Mining Company LLC property further discussed in Note 1(b).

On May 10, 2021, the Company issued 2,430,488 common shares at a price of C$2.50 per common share for total gross proceeds of

$5.0 million (C$6.1 million) as part of the consideration on the acquisition of the Christison properties, as discussed in Note 1(b).

On May 26, 2021, the Company issued 5,479,536 common shares at a price of C$2.60 per common share for aggregate gross proceeds of $11.8 million (C$14.2 million) in satisfaction of an anti-dilution right of Equinox contemplated in the Agreement and immediately prior to the closing of the Christison Acquisition.

(c)  Share option plan

The Company has a share purchase compensation plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of Premier at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years.

(d)  Stock options

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years.

The continuity of the Premier stock options that were outstanding and subsequently settled in connection with the spin-out, the replacement options that were issued by the Company, and the new options granted in accordance with the Share Option Plan are as follows:

	Options outstanding	Weighted average price
	#	CAD
Outstanding at January 1, 2019	2,508,000	$2.39
Granted	780,000	1.37
Exercised	(33,000)	1.99
Forfeited	(11,000)	1.66
Outstanding at December 31, 2020	3,244,000	2.15
Exercised	(62,000)	1.46
Expired	(9,000)	3.18
Outstanding at April 7, 2021	3,173,000	2.19
Settled in connection with Premier USA spin-out	(3,173,000)	2.19
Replacement options issued (Note 1(a))	5,722,000	1.88
Granted	2,530,000	2.63
Exercised	(1,345,200)	1.75
Expired	(662,800)	2.79
Outstanding at September 30, 2021	6,244,000	$2.13

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

The weighted average share price at the date of exercise for the period ended September 30, 2021 was C$2.56.

At September 30, 2021, the following options were outstanding, and outstanding and exercisable:

	Outstanding			Outstanding and Exercisable
Exercise price	Options	Weighted average exercise price	Weighted average remaining life	Options	Weighted average exercise price	Weighted average remaining life
CAD	#	CAD	in years	#	CAD	in years
$1.18 - $1.87	2,426,800	$1.27	2.94	2,426,800	$1.27	2.94
$2.51 - $2.79	3,810,400	2.67	3.19	2,652,900	2.68	2.68
$3.10 - $3.69	6,800	3.10	0.33	6,800	3.48	0.33
	6,244,000	$2.13	3.09	5,086,500	$2.12	2.80

Total vested stock options at September 30, 2021 were 5,086,500 with a weighted average exercise price of C$2.12 (3,244,000 at December 31, 2020 with a weighted average exercise price of C$2.15).

The Company applies the fair value method of accounting for all share-based compensation awards and accordingly, $0.4 million and $2.4 million was recorded for options issued as compensation during the three and nine months ended September 30, 2021, respectively ($0.4 million and $1.1 million for the three and nine months ended September 30, 2020, respectively). The options had a weighted average grant date fair value of C$1.06 at September 30, 2021. As of September 30, 2021, there were 1,157,500 unvested stock options (nil at December 31, 2020).

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	September 30,	December 31,
	2021	2020
Risk-free interest rate	0.09%-0.75%	0.59%
Annualized volatility based on historic volatility (i)	32%-62%	57%
Expected dividend	Nil	Nil
Forfeiture rate	Nil	Nil
Expected option life	0-5 years	4 years

(i)	The Company used Premier’s share price history as the estimated volatility rate.

(e)	Restricted Share Unit Plan

The Company adopted the Restricted Share Unit ("RSU") plan to allow i-80’s Board of Directors to grant its employees nontransferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

The following table summarizes the continuity of the RSUs for the period ended September 30, 2021, the RSUs were settled in shares of i-80 Gold and Equinox Gold and the corresponding liability was reversed in conjunction with the closing of the Arrangement discussed in Note 1(a):

	RSUs outstanding	Weighted average RSU price
	#	CAD
Outstanding at January 1, 2020	253,333	$1.97
Granted	451,000	1.19
Settled	(286,000)	2.66
Forfeited	(4,667)	1.19
Outstanding at December 31, 2020	413,666	3.01
Settled in connection with Premier USA spin-out	(413,666)	1.38
Outstanding at April 7, 2021	-	-

For purposes of the vesting of the RSUs, the fair value of the liability was estimated using the share price of Premier's shares on the valuation date and an expected weighted average forfeiture rate of 15%.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

(f)	Share-based payments

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Stock option valuation	$424	$–	$1,825	$341
RSU valuation	–	403	980	720
Sub-total	424	403	2,805	1,061
Reversal of RSU liability	–	–	(413)	–
Total	$424	$403	$2,392	$1,061

(g)	Deferred Share Unit Plan

The Company adopted the Deferred Share Unit ("DSU") plan to grant to eligible members of the Board of Directors, eligible employees and eligible contractors. The DSUs are non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the DSU plan, the awards can be equity or cash settled immediately upon vesting. As of September 30, 2021, there were no DSU’s outstanding.

16.  BASIC AND DILUTED INCOME / (LOSS) PER SHARE

Basic income / (loss) per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the period ended September 30, 2021, and 2020. Diluted income / (loss) per share is based on the assumption that stock options that have an exercise price less than the average market price of the Company's common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net income / (loss) and basic weighted average shares outstanding are reconciled to diluted net income / (loss) and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Income / (loss) from continuing operations	$(11,938)	$(4,255)	$(25,106)	$(7,084)
Income / (loss) from discontinued operations	2,598	3,049	11,554	7,654
Net income / (loss) for the period	(9,340)	(1,206)	(13,552)	570

Basic and diluted weighted average shares outstanding	190,764,885	481	121,292,230	481

Basic and diluted loss per share from continuing operations	(0.06)	(8,846)	(0.21)	(14,728)
Basic and diluted income / (loss) per share from discontinued operations	0.01	6,339	0.10	15,913
Basic and diluted income / (loss) per share	$(0.05)	$(2,507)	$(0.11)	$1,185

17.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes the increase and decrease in working capital:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Receivables	$41	$–	$(55)	$–
Receivable from related parties	–	17	(6)	3,965
Prepaids and deposits	(659)	(432)	(1,922)	(508)
Inventory	(3)	2	(3)	–
Accounts payable and accrued liabilities	1,985	(384)	3,899	(706)
Increase / (decrease) in working capital	$1,364	$(797)	$1,913	$2,751

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

18.  EXPLORATION, EVALUATION AND PRE-DEVELOPMENT

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
McCoy Cove, Nevada	$181	$853	$904	$2,726
Granite Creek, Nevada	2,944	–	4,952	–
Other technical services	5	61	84	154
	$3,130	$914	$5,940	$2,880

19.	GENERAL AND ADMINISTRATIVE

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Corporate administration	$907	$28	$1,711	$86
Salaries and benefits	1,020	106	2,285	478
Professional fees	1,461	17	2,529	99
	$3,388	$151	$6,525	$663

20.	RESTRUCTURING COST

As a result of the plan of arrangement discussed in Note 1 of these Financial Statements, the Company recorded $4.4 million in restructuring costs. These costs, as shown below, included $2.5 million of severance costs for change in control payments to executives associated with the Company’s operations, and $2.0 million of withholding tax that was paid by i-80 Gold, as an agent, on behalf of Premier. As the withholding tax does not belong to i-80 Gold, and as Premier is owned by Equinox Gold, the Company recorded the withholding tax as a restructuring cost.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Severance costs	$–	$–	$2,472	$–
Withholding tax	–	–	1,972	–
	$–	$–	$4,444	$–

21.  SEGMENTED INFORMATION

Results of the operating segments are reviewed by the Company's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each CODM is a member of the senior management team who rely on management positioned in each operating segment of the Company.

Operating mine property, pre-development and exploration projects

The Company's operating segments are reported by operating and development mine properties and exploration projects grouped with corporate. The results from operations for these reportable segments are summarized in the following tables:

	Continuing operations
Three months ended September 30, 2021	McCoy- Cove	Granite Creek	Corporate and other	Sub-total	Discontinued operations	Total
Revenue	$–	$–	$–	$–	$8,166	$8,166
Cost of sales	–	–	–	–	(4,374)	(4,374)
Depletion, depreciation and amortization	–	–	–	–	(467)	(467)
Exploration, evaluation and pre-development	(186)	(2,944)	–	(3,130)	(560)	(3,690)
Overhead costs	(117)	–	(3,812)	(3,929)	–	(3,930)
Other expense	(9)	4	(4,873)	(4,879)	(30)	(4,908)
Income / (loss) before income taxes	(312)	(2,940)	(8,685)	(11,938)	2,735	(9,203)
Current tax expense	–	–	–	–	(137)	(137)
Income / (loss) for the period	$(312)	$(2,940)	$(8,685)	$(11,938)	$2,598	$(9,340)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

	Continuing operations
Three months ended September 30, 2020	McCoy- Cove	Granite Creek	Corporate and other	Sub-total	Discontinued operations	Total
Revenue	$–	$–	$–	$–	$9,333	$9,333
Cost of sales	–	–	–	–	(4,794)	(4,794)
Depletion, depreciation and amortization	–	–	–	–	(699)	(699)
Exploration, evaluation and pre-development	(699)	–	(215)	(914)	(252)	(1,166)
Overhead costs	(135)	–	(530)	(665)	–	(665)
Other income / (expense)	(228)	–	(1,314)	(1,541)	(6)	(1,547)
Finance expense	–	–	(1,135)	(1,135)	–	(1,135)
Income / (loss) before income taxes	(1,062)	–	(3,194)	(4,255)	3,582	(673)
Current tax expense	–	–	–	–	(533)	(533)
Income / (loss) for the period	$(1,062)	$–	$(3,194)	$(4,255)	$3,049	$(1,206)

	Continuing operations
Nine months ended September 30, 2021	McCoy- Cove	Granite Creek	Corporate and other	Total	Discontinued operations	Total
Revenue	$–	$–	$–	$–	$31,991	$31,991
Cost of sales	–	–	–	–	(17,207)	(17,207)
Depletion, depreciation and amortization	–	–	–	–	(1,691)	(1,691)
Exploration, evaluation and pre-development	(953)	(4,952)	(35)	(5,940)	(1,034)	(6,974)
Overhead costs	(276)	–	(8,914)	(9,190)	(169)	(9,359)
Restructuring cost	–	–	(4,444)	(4,444)	–	(4,444)
Other expense	(26)	(3)	(4,127)	(4,155)	(83)	(4,238)
Finance expense	–	–	(1,177)	(1,177)	–	(1,177)
Income / (loss) before income taxes	(1,255)	(4,955)	(18,697)	(24,906)	11,807	(13,099)
Current tax expense	–	–	(200)	(200)	(253)	(453)
Income / (loss) for the period	$(1,255)	$(4,955)	$(18,897)	$(25,106)	$11,554	$(13,552)

	Continuing operations
Nine months ended September 30, 2020	McCoy- Cove	Granite Creek	Corporate and other	Total	Discontinued operations	Total
Revenue	$–	$–	$–	$–	$28,588	$28,588
Cost of sales	–	–	–	–	(16,346)	(16,346)
Depletion, depreciation and amortization	–	–	–	–	(3,408)	(3,408)
Exploration, evaluation and pre-development	(2,372)	–	(508)	(2,880)	(265)	(3,145)
Overhead costs	(370)	–	(1,698)	(2,068)	(6)	(2,074)
Other income / (expense)	(261)	–	1,564	1,303	49	1,352
Finance expense	–	–	(3,439)	(3,439)	–	(3,439)
Income / (loss) before income taxes	(3,003)	–	(4,081)	(7,084)	8,612	1,528
Current tax expense	–	–	–	–	(958)	(958)
Income / (loss) for the period	$(3,003)	$–	$(4,081)	$(7,084)	$7,654	$570

As at September 30, 2021	South Arturo	McCoy- Cove	Granite Creek	Corporate and other	Total	Discontinued operations	Total
Capital expenditures	$–	$–	$24,192	$67	$24,259	$2,195	$26,454
Property, plant & equipment	–	56,843	73,869	114	130,826	35,710	166,536
Total assets	–	57,993	75,437	54,366	187,796	50,863	238,659
Total liabilities	–	4,045	3,190	16,170	23,405	8,044	31,449

As at December 31, 2020	South Arturo	McCoy- Cove	Granite Creek	Corporate and other	Total	Discontinued operations	Total
Capital expenditures	$1,370	$18	$–	$7,643	$9,031	$–	$9,031
Property, plant & equipment	34,634	57,878	–	7,643	100,155	–	100,155
Total assets	72,511	59,013	–	11,708	143,232	–	143,232
Total liabilities	18,237	4,866	–	136,668	159,771	–	159,771

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

22.  RELATED PARTY TRANSACTIONS

Related parties include key management personnel and entities which have control or significant influence as described in Note 1 and 2(b) of these Financial Statements.

Related party transactions included in these Financial Statements are with Premier, the former parent company. Prior to the closing of the Transaction the Company also participated in related party transactions with Minera Mercedes Minerales S. de R.L. de C.V., a sister company, but which relate solely to reimbursement of expenses paid on each company's behalf and which do not result in revenue or expense to the Company.

The following are related party transactions, recorded at the exchange amount as agreed to by the parties. The figures noted below are for the period ended September 30, 2021, with comparative figures for the period ended September 30, 2020:

(i)	The Company recognized revenue for the period ended September 30, 2021, of $32.0 million ($28.6 million for the period ended September 30, 2020) from the sale of gold and silver under the transfer pricing agreement with Premier as further described in Note 6 and Note 21(b) of these Financial Statements.

(ii)	Included in related party interest expense for the period ended September 30, 2021, is interest accrued on the intercompany loan payable to Premier in the amount of $1.2 million ($3.4 million for the period ended September 30, 2020) as further described in Note 11 of these Financial Statements, and interest paid to Equinox of $0.06 million (nil for the period ended September 30, 2020) for the bridge loan further described in Note 1(a) of these Financial Statements.

(iii)	Included on the balance sheet in the comparative period are amounts payable to Premier.

(iv)	Included on the balance sheet in the comparative period is a loan payable to Premier in the form of an intercompany note as further described in Note 11 of these Financial Statements.

(v)	Included in the statement of cash flows for the nine months ended September 30, 2021, is the proceeds from Equinox and the subsequent repayment to Equinox for the $20.75 million bridge loan further described in Note 1(a) of these Financial Statements

(vi)	Included in operating expenses is share-based payments of $0.6 million for the period ended September 30, 2021 ($1.1 million for the period ended September 30, 2020). The share-based payments are for allocation of expenses from Premier as further described in Note 15 of these Financial Statements.

(vii)	Included in operating expenses is transition services costs of $0.2 million to Premier for the period ended September 30, 2021 (nil for the period ended September 30, 2020). The transition services costs are for general and administrative services provided by Premier to the Company’s head office in Reno, Nevada.

23.  COMMITMENTS

(a)  Surety bonds

At September 30, 2021, the Company has outstanding surety bonds in the amount of $12.8 million in favor of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources, as financial support for environmental reclamation and exploration permitting. The surety bonds are secured by a $0.6 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiaries of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

24.	FINANCIAL INSTRUMENTS

The Company's operations include the acquisition and exploration of mineral properties in United States of America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

(a)  Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of setoff exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)   Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding at September 30, 2021 was nil (December 31, 2020 - $10.3 million).

(ii)   Cash

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are cashable after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rate. The credit risk on cash and cash equivalents is therefore negligible.

(b)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at September 30, 2021, the Company's liabilities that have contractual maturities total $4.9 million. This figure is fully comprised of accounts payable and accrued liabilities.

(c)  Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

(ii)	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

(d)  Fair value

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company calculates fair values based on the following methods of valuation and assumptions:

Financial assets

Financial assets are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

Financial liabilities

Financial liabilities are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short-term nature.

The fair value of the loan payable to Premier approximates the carrying value as the interest rates are comparable to current market rates.

The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The silver stream liability is classified within level 3 of the fair value hierarchy and is fair valued using the net present value of expected future cash flows based on management assumptions on silver deliveries under the stream and a discount rate that includes the risk premium that market participants require.

25.  MANAGEMENT OF CAPITAL

The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $263.5 million at September 30, 2021 ($17.4 million at December 31, 2020). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In connection with the financing described in Note 1 of these Financial Statements the Company expects it will have sufficient capital to carry out its exploration and evaluation plans through 2022.

26.  SUBSEQUENT EVENTS

In October 2021, the Company completed the closing of several agreements to create a comprehensive Nevada mining complex through an Asset Exchange Agreement (“Asset Exchange”) with NGM, the acquisition of the Ruby Hill Mine from Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC (“Waterton” and “Ruby Hill”), and related equity and financing agreements with NGM, Equinox Gold Corp (“Equinox”) and Orion Resource Partners (“Orion”). Each of these transactions are explained more fully below. The accounting for these transactions has not been completed, therefore the disclosures have been made to the extent the information is available and reliable.

Asset Exchange

On October 14, 2021, the Company completed the Asset Exchange with NGM (a joint-venture between Barrick Gold Corporation and Newmont Corporation). The Asset Exchange allows the Company to acquire the Lone Tree and Buffalo Mountain gold deposits and certain processing infrastructure, including an autoclave, from NGM in consideration for: (i) the Company’s 40% ownership in the South Arturo Property; (ii) assignment of i-80’s option to acquire the adjacent Rodeo Creek exploration property; (iii) contingent consideration of up to $50 million based on production from the Lone Tree property; and (iv) arrangement of substitute bonding in respect of the Lone Tree and Buffalo Mountain reclamation obligations. The Lone Tree and Buffalo Mountain Properties are being acquired by i-80's wholly owned subsidiary Goldcorp Dee LLC ("Goldcorp Dee").

In connection with the Asset Exchange, NGM also participated in a non-brokered private equity placement (“private placement”) for 22,757,393 common shares of the Company which resulted in NGM owning approximately 9.9% of i-80 following the closing of the private placement. The common shares were issued at a price of CAD $2.62 per common share for proceeds of approximately CAD $59.6 million ($US 47.4 million). The issue price of CAD $2.62 was the five-day volume-weighted average trading price of the Company’s common shares on the TSX ending on September 2, 2021, which was the last trading date prior to the date of announcing the Asset Exchange. The private equity placement with NGM was part of a larger $90 million non-brokered private placement offering of common shares by i-80, which included Orion, and Equinox, who participated in the private equity placement through the exercise of a portion of its anti-dilution rights.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

NGM also reimbursed i-80 approximately $7.3 million for amounts previously advanced by i-80 for the autonomous truck haulage test work completed at South Arturo and for funds advanced by i-80 that have not been used for reclamation activities.

The transaction with NGM provides i-80 with important processing infrastructure including an autoclave, carbon in leach mill, flotation mill, a heap leach facility, an assay lab and gold refinery, a tailings dam, waste dump, and several buildings including a warehouse, maintenance shop and administration building. The Lone Tree infrastructure is located near highway and rail transportation corridors and is close to i-80’s Granite Creek and McCoy Cove projects. Buffalo Mountain is located southwest of Lone Tree. NGM will provide i-80 with interim processing capacity at its autoclave facilities, while the Lone Tree autoclave is being retrofitted, until the earlier of the three year anniversary of the Asset Exchange and such time that the Lone Tree facility is operational and at its roaster facilities for a period of 10 years, subject in each case to extension by mutual agreement. If the Company restarts the processing of ore at Lone Tree, NGM will be entitled to receive the following contingent payments of up to $50 million subject to the terms and conditions of the contingent consideration agreement:

a)	An amount equal to $25.00 per recovered gold equivalent mineral reserve ounce identified in the feasibility study (the "Feasibility Study") for the restart of mining at the Lone Tree mine (“Initial Contingent Consideration”), payable in two equal installments six months and 18 months following the later of commencement of commercial production at Lone Tree and the completion of the Feasibility Study; and
b)	An amount equal to $25.00 per ounce of produced gold in excess of the number of recovered gold equivalent mineral reserve ounces (the “Continuing Contingent Consideration”), payable within five days after the end of each calendar quarter during which a payment of Continuing Contingent Consideration accrues, provided that the aggregate of the Initial Contingent Consideration and the Continuing Contingent Consideration does not exceed $50 million.

Ruby Hill Acquisition

On October 18, 2021, the Company entered into a purchase agreement to acquire Ruby Hill and certain other property from Waterton for consideration of up to $150 million, including future milestone payments of up to $67 million that are subject to an early payment option that could reduce the total consideration to $130 million as follows:

a)	The Company paid Waterton $75 million in cash and 3,191,358 common shares of the Company (valued at $8 million, which was derived by dividing the US dollar equivalent of the 10-day volume weighted average trading price as of October 12, 2021 which was the date that was three business days immediately prior to the closing date of the acquisition based on the USD/CAD exchange rate on October 12, 2021 and future milestone payments of up to $67 million, as follows:

(i)	$17 million in cash and/or shares of i-80 payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a new or updated Mineral Resource estimate for Ruby Hill or 15 months after closing, based on the market price of i-80's shares at the time of such payment (the "First Milestone Payment");
(ii)	$15 million in cash and/or shares of i-80 payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a Feasibility Study for Ruby Hill or 24 months after closing, based on the market price of i-80's shares at the time of such payment (the "Second Milestone Payment");
(iii)	$15 million in cash and/or shares of i-80 payable on the earlier of 30 months after closing and 90 days following the announcement by the Company of a construction decision related to a deposit on any portion of Ruby Hill that is not currently being mined, based on the market price of i-80's shares at the time of such payment (the "Third Milestone Payment"); and
(iv)	$20 million in cash and/or shares of i-80 payable on the earlier of 36 months after closing and 90 days following the announcement by the Company of achieving Commercial Production related to a deposit on any portion of Ruby Hill that is not currently being mined, priced based on the market price of i-80's shares at the time of such payment (the "Fourth Milestone Payment").

Up to 50% of the foregoing milestone payments may consist of i-80 shares, provided that the number of i80 shares then held by Waterton after giving effect to the share issuance shall not exceed 9.99% of the then issued and outstanding shares of i-80 calculated on a partially diluted basis. i-80 may prepay the Second Milestone Payment by paying to Waterton, on or before 15 months following closing, $10 million provided that up to $7.5 million of such amount may be satisfied, at i-80’s option, in common shares of the Company, based on the market price of i-80's shares at the time of such prepayment and i-80 may prepay the aggregate of the Third and Fourth Milestone Payments by paying to Waterton, on or before 24 months following closing $20 million provided that up to $10 million of such amount may be satisfied, at i-80’s option, in common shares of the Company, based on the market price of i-80's shares at the time of such prepayment, provided that the number of i-80 shares then held by Waterton after giving effect to the share issuance shall not exceed 9.99% of the then issued and outstanding shares of i-80 calculated on a partially diluted basis.

Ruby Hill includes an open pit mine and related infrastructure, including a mill and heap leach processing circuit, and is located west of the town of Eureka, Nevada. Ruby Hill is host to multiple gold, silver, and base metal deposits. Refractory mineralization from Ruby Hill is expected to be trucked to the Lone Tree complex for processing following its refurbishment.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Stated in thousands of United States Dollars)

(Unaudited)

Private Placement

On October 14, 2021, the Company announced that it closed a non-brokered private placement (the "Private Placement"), pursuant to which the Company sold an aggregate of 39,041,515 common shares in the capital of the Company ("Common Shares") at a price of CAD $2.62 per Common Share (the "Issue Price"), which represented the five day volume weighted average trading price of the Common Shares on the TSX ending on September 2, 2021, which was the last trading date prior to the date of announcing the Asset Exchange, for aggregate gross proceeds of approximately CAD $102.3 million.

In addition, in connection with the Asset Exchange, the Company and Orion agreed that the $1.75 million transfer fee payable on the disposition of the Company’s interest in South Arturo under the offtake agreement with Orion would be satisfied by the issuance of 839,799 common shares of the Company at a price of CAD $2.62 per common share. On October 21, 2021, the Company issued 839,799 Common Shares to Orion in satisfaction of the Project Transfer Fee.

The Company continues to work with Orion to complete the previously disclosed (See Press Release dated October 8, 2021, titled “i-80 Gold Corp. Announces Additional Details on Financing Package”) financing package of up to $140 million. The Orion financing is contemplated to include a mix of equity, convertible securities, warrants as well as secured instruments, and has a target size of $140 million and, at the election of i-80, an accordion feature of up to an additional $100 million.

Under its Anti-Dilution rights as contemplated in the Agreement, (See “Plan of Arrangement with Equinox Gold”), Equinox has committed to a partial exercise of its Anti-Dilution Right and has executed a subscription agreement to subscribe for $10 million of Common Shares at a price of CAD $2.62 per Common Share, which subscription remains conditional and subject to change in connection with the receipt of all required regulatory approvals. These shares have not been issued yet and are not included in the 39,041,515 share issuance above.